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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                    For the six months ended March 31, 2001

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                   Form 20-F  X                Form 40-F
                             ---                           ---

    [indicate by check mark whether the registrant by furnishing information contained
   in this Form is also thereby furnishing the information to the Commission pursuant to
           rule 12g3-2(b) under the Securities Exchange Act of 1934]

                          Yes                   No  X
                              ---                  ---

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Form 6-K Report is incorporated by reference into the Registration Statements on Form F-3 of GT Group Telecom Inc. (Registration Nos. 333-45378 and 333-58624).

                             GT GROUP TELECOM INC.
                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE SIX MONTHS ENDED MARCH 31, 2001 AND 2000
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                             GT GROUP TELECOM INC.

                      INTERIM CONSOLIDATED BALANCE SHEETS

                        (thousands of Canadian dollars)

                                                               MARCH 31,     SEPTEMBER 30,
                                                                 2001            2000
                                                              -----------    -------------
                                                                   $               $
                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................     304,494         444,050
Trade accounts receivable...................................      45,135          30,253
Sales tax and other receivables.............................      13,302          19,699
Prepaid expenses............................................       4,967           5,939
Inventory...................................................         440             436
                                                               ---------       ---------
                                                                 368,338         500,377
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT................     132,852         203,703
PROPERTY, PLANT AND EQUIPMENT...............................   1,244,839         954,917
LONG-TERM INVESTMENT........................................      43,238          43,238
GOODWILL AND OTHER ASSETS...................................     233,896         227,033
                                                               ---------       ---------
                                                               2,023,163       1,929,268
                                                               =========       =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities....................     123,188         111,395
Current portion of unearned revenue.........................         844             544
Current portion of long-term debt...........................       6,602           4,348
                                                               ---------       ---------
                                                                 130,634         116,287
UNEARNED REVENUE............................................       1,684           1,255
LONG-TERM DEBT..............................................   1,190,998         948,928
                                                               ---------       ---------
                                                               1,323,316       1,066,470
                                                               ---------       ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS........................   1,015,018       1,013,866
DEFICIT.....................................................    (315,171)       (151,068)
                                                               ---------       ---------
                                                                 699,847         862,798
                                                               ---------       ---------
                                                               2,023,163       1,929,268
                                                               =========       =========

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

           INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

         (thousands of Canadian dollars, except for per share amounts)

                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                         MARCH 31,              MARCH 31,
                                                    -------------------    -------------------
                                                      2001       2000        2001       2000
                                                    --------    -------    --------    -------
                                                       $           $          $           $
REVENUE...........................................    48,526     13,259      88,450     15,526
COST OF SERVICES..................................    29,653     10,554      55,079     12,691
                                                    --------    -------    --------    -------
                                                      18,873      2,705      33,371      2,835
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES......    43,676     20,286      85,456     31,075
                                                    --------    -------    --------    -------
                                                     (24,803)   (17,581)    (52,085)   (28,240)
DEPRECIATION AND AMORTIZATION.....................    27,745      6,169      51,130      7,367
INTEREST AND FINANCING CHARGES, NET...............    31,416     13,237      58,959     13,379
                                                    --------    -------    --------    -------
LOSS BEFORE INCOME TAXES..........................   (83,964)   (36,987)   (162,174)   (48,986)
PROVISION FOR INCOME TAXES........................       855        322       1,929        388
                                                    --------    -------    --------    -------
LOSS FOR THE PERIOD...............................   (84,819)   (37,309)   (164,103)   (49,374)
DEFICIT -- BEGINNING OF PERIOD....................  (230,352)   (25,146)   (151,068)   (13,082)
                                                    --------    -------    --------    -------
DEFICIT -- END OF PERIOD..........................  (315,171)   (62,455)   (315,171)   (62,456)
                                                    ========    =======    ========    =======
LOSS PER SHARE....................................     (0.68)     (0.90)      (1.31)     (1.53)
                                                    ========    =======    ========    =======
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES (in
  thousands)......................................   124,965     41,506     124,923     32,184
                                                    ========    =======    ========    =======

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

                 INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                   THREE MONTHS ENDED       SIX MONTHS ENDED
                                                       MARCH 31,                MARCH 31,
                                                  --------------------    ---------------------
                                                   2001        2000         2001        2000
                                                  -------    ---------    --------    ---------
                                                     $           $           $            $
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the period.............................  (84,819)     (37,309)   (164,103)     (49,374)
Items not affecting cash
  Depreciation and amortization.................   27,745        6,169      51,130        7,367
  Non-cash interest expense.....................   34,566       15,299      65,117       15,299
                                                  -------    ---------    --------    ---------
                                                  (22,508)     (15,841)    (47,856)     (26,708)
                                                  -------    ---------    --------    ---------
Changes in non-cash working capital items
  Decrease (increase) in accounts receivable....    1,336       (9,478)     (8,353)     (11,209)
  Decrease (increase) in inventory..............      165          343          (3)         343
  Decrease (increase) in prepaid expenses.......   (1,097)      (2,948)        972       (4,496)
  Increase (decrease) in accounts payable and
     accrued liabilities........................    2,050       13,470      (4,061)      19,944
  Increase (decrease) in unearned revenue.......     (205)         110         (76)          (6)
                                                  -------    ---------    --------    ---------
                                                    2,249        1,497     (11,521)       4,576
                                                  -------    ---------    --------    ---------
Cash used in operating activities...............  (20,259)     (14,344)    (59,377)     (22,132)
                                                  -------    ---------    --------    ---------
FINANCING ACTIVITIES
Issuance of shares..............................    1,005      396,276       1,152      396,291
Proceeds from long-term debt....................       --      702,297          --      702,146
Proceeds from issuance of warrants..............       --       58,283          --       58,283
Issuance of loans to officers...................       --       (5,115)         --       (5,115)
                                                  -------    ---------    --------    ---------
                                                    1,005    1,151,741       1,152    1,151,605
                                                  -------    ---------    --------    ---------
INVESTING ACTIVITIES
Purchases of property, plant and equipment......  (41,484)     (19,330)    (75,532)     (38,270)
Business acquisitions...........................       --     (360,240)         --     (362,950)
Increase in other assets........................     (728)     (55,121)     (5,799)     (56,051)
                                                  -------    ---------    --------    ---------
                                                  (42,212)    (434,691)    (81,331)    (457,271)
                                                  -------    ---------    --------    ---------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................  (61,466)     702,706    (139,556)     672,202
CASH AND CASH EQUIVALENTS -- BEGINNING OF
  PERIOD........................................  365,960       29,347     444,050       59,851
                                                  -------    ---------    --------    ---------
CASH AND CASH EQUIVALENTS -- END OF PERIOD......  304,494      732,053     304,494      732,053
                                                  =======    =========    ========    =========

   The accompanying notes form an integral part of these interim consolidated financial statements.

                             GT GROUP TELECOM INC.

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                        (expressed in Canadian dollars)

1   OPERATIONS AND BASIS OF PRESENTATION

    The Company markets and sells telecommunications services and related products over fibre-optic infrastructure to small and medium-sized businesses in Canada. The Company also uses Digital Subscriber Lines (DSL) and fixed wireless technology to extend the reach of its network. The Company provides data, Internet applications and voice services.

    These interim consolidated financial statements are prepared following accounting policies consistent with the Company's consolidated financial statements for the years ended September 30, 2000 and 1999. These financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 3.

    The information presented as at March 31, 2001 and for the interim periods ended March 31, 2001 and 2000 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

2   SUBSEQUENT EVENT

    On April 12, 2001, the Company purchased from C.1.COM Inc. (C1) all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The Company also assumed the rights and obligations with respect to an existing indefeasible right to use agreement, which has granted the Company the right to use certain specifically identified existing fibres for 19 years.

    The purchase consideration consisted of $5 million in cash and 2,372,000 Class B non-voting shares of the Company and the assumption of $22 million of long-term obligations of C1 relating to the indefeasible right to use agreement. Acquisition costs are estimated to be $2 million.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

3   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
    STATES

    The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, in the case of the Company conform in all material respects with GAAP in the United States of America, except as outlined below:

    a) NET LOSS AND SHAREHOLDERS' EQUITY

       The following summary sets out the adjustments to the Company's loss and shareholders' equity, which would be made to conform to U.S. GAAP:

                                                    THREE MONTHS ENDED      SIX MONTHS ENDED
                                                         MARCH 31,              MARCH 31,
                                                    -------------------    -------------------
                                                      2001       2000        2001       2000
                                                    --------    -------    --------    -------
                                                       $           $          $           $
         Loss for the period in accordance with
           Canadian GAAP..........................   (84,819)   (37,309)   (164,103)   (49,374)
         Impact of U.S. accounting principles
           Amortization of purchase price
              adjustment (c)......................      (396)        --        (792)        --
           Deferred charges.......................        --         --          --        (14)
           Stock based compensation (d)...........    (3,779)    (2,794)     (7,546)    (3,809)
           Deferred foreign exchange (e)..........   (10,248)     7,939     (12,893)     8,609
           Recovery of future income taxes........        --         --       1,449         --
                                                    --------    -------    --------    -------
         Net loss in accordance with U.S. GAAP....   (99,242)   (32,164)   (183,885)   (44,588)
           Unrealized loss on securities (f)......   (51,528)        --     (62,521)        --
           Unrealized gain on derivative
              instruments (g).....................    33,481         --      36,861         --
                                                    --------    -------    --------    -------
           Comprehensive loss in accordance with
              U.S. GAAP...........................  (117,289)   (32,164)   (209,545)   (44,588)
                                                    ========    =======    ========    =======
           Net loss per share in accordance with
              U.S. GAAP...........................     (0.79)     (0.77)      (1.47)     (1.39)
                                                    ========    =======    ========    =======

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

       The reconciliation of shareholders' equity from Canadian to U.S. GAAP is as follows:

                                                                         AS AT          AS AT
                                                                       MARCH 31,    SEPTEMBER 30,
                                                                       ---------    -------------
                                                                         2001           2000
                                                                       ---------    -------------
                                                                                          $
                                                                           $          (AUDITED)
         Shareholders' equity in accordance with Canadian GAAP.......   699,847        862,798
         Purchase price adjustment, net of depreciation and
           amortization of $1,409 (September 30, 2000 -- $617) (c)...    16,242         17,035
         Deferred charges............................................      (417)          (417)
         Cumulative stock-based compensation expense (d).............   (18,412)       (11,651)
         Deferred stock based compensation expense (d)...............   (24,895)       (34,266)
         Net change in stock options (d).............................    43,307         45,917
         Deferred foreign exchange (e)...............................   (14,559)        (1,666)
         Recovery of future income taxes.............................    12,504         11,055
         Other comprehensive income (f)(g)...........................    (1,734)        23,926
                                                                        -------        -------
         Shareholders' equity in accordance with U.S. GAAP...........   711,883        912,731
                                                                        =======        =======

    b) CONSOLIDATED BALANCE SHEETS

       The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

                                                                        AS AT          AS AT
                                                                      MARCH 31,    SEPTEMBER 30,
                                                                      ---------    -------------
                                                                                       2000
                                                                        2000             $
                                                                          $          (AUDITED)
         Property, plant and equipment (c)..........................  1,248,100        957,957
         Long-term investment (f)...................................     15,008         77,530
         Goodwill and other assets (c)(g)...........................    319,706        239,327
         Long-term debt (g).........................................  1,239,803        948,928
         Share capital (c)..........................................  1,034,016      1,032,079
         Additional paid-in capital.................................        337            337
         Deferred stock-based compensation expense (c)..............    (24,895)       (34,266)
         Stock options outstanding (c)..............................     43,307         45,917
         Deficit....................................................   (339,148)      (155,263)
         Cumulative other comprehensive income (f)(g)...............     (1,734)        23,926

    c) PURCHASE PRICE ADJUSTMENT

       For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications, based on the fair value of consideration at the date the Company entered into the asset purchase agreement in March 2000. For Canadian GAAP, the purchase price of the assets acquired is based on the fair value on the date the transaction closed in April 2000. Accordingly,

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

       property, plant and equipment, goodwill and other assets, and share capital increased by $3 million, $15 million and $18 million, respectively.

    d) STOCK-BASED COMPENSATION

       For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

       Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" the company's loss and loss per share would be as follows:

                                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                               MARCH 31, 2001       MARCH 31, 2001
                                                             ------------------    ----------------
                                                                     $                    $
         Loss in accordance with U.S. GAAP.................        (99,242)            (183,885)
           Additional compensation expense.................         (4,429)              (5,440)
                                                                  --------             --------
         Pro forma net loss................................       (103,671)            (189,325)
                                                                  ========             ========
         Pro forma loss per share..........................          (0.83)               (1.52)
                                                                  ========             ========

        The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% - 6.45%; (ii) expected volatility of ranging between nil - 95%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 3 - 5 years.

    e)  DEFERRED FOREIGN EXCHANGE

        U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

    f)  UNREALIZED LOSS ON SECURITIES

        Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company's long-term investment is recorded at cost. The concept of comprehensive income/loss does not exist under Canadian GAAP.

                             GT GROUP TELECOM INC.

                                  (UNAUDITED)

                        (expressed in Canadian dollars)

     g) UNREALIZED GAIN ON DERIVATIVE INSTRUMENTS

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

        The Company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. The Company records the foreign exchange gains or losses on the hedged portion of the long-term debt in other comprehensive income offset by gains in the fair value of the hedging instruments.

        As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the Company will review its accounting practices for derivative instruments, and make adjustments, if necessary.

                             GT GROUP TELECOM INC.

     SUPPLEMENTAL INFORMATION TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                             MARCH 31,    DECEMBER 31,    SEPTEMBER 30,    JUNE 30,
                                               2001           2000            2000           2000
                                             ---------    ------------    -------------    ---------
                                                 $             $                $              $
ASSETS
CURRENT ASSETS
Cash and cash equivalents..................    304,494       365,960          444,050        526,231
Trade accounts receivable..................     45,135        38,765           30,253         32,799
Sales tax and other receivables............     13,302        20,876           19,699          7,786
Prepaid expenses...........................      4,967         3,870            5,939          8,958
Inventory..................................        440           605              436            201
                                             ---------     ---------        ---------      ---------
                                               368,338       430,076          500,377        575,975
PREPAYMENT ON PROPERTY, PLANT AND
  EQUIPMENT................................    132,852       132,852          203,703        230,600
PROPERTY, PLANT AND EQUIPMENT..............  1,244,839     1,157,739          954,917        778,926
LONG-TERM INVESTMENT.......................     43,238        43,238           43,238         43,238
GOODWILL AND OTHER ASSETS..................    233,896       229,112          227,033        199,710
                                             ---------     ---------        ---------      ---------
                                             2,023,163     1,993,017        1,929,268      1,828,449
                                             =========     =========        =========      =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities...    123,188       105,170          111,395         88,485
Unearned revenue...........................        844           811              544          1,325
Current portion of long-term debt..........      6,602         6,292            4,348          1,204
                                             ---------     ---------        ---------      ---------
                                               130,634       112,273          116,287         91,014
LONG-TERM UNEARNED REVENUE.................      1,684         1,118            1,255          1,080
LONG-TERM DEBT.............................  1,190,998     1,095,966          948,928        853,123
FUTURE INCOME TAXES........................         --            --               --             --
                                             ---------     ---------        ---------      ---------
                                             1,323,316     1,209,357        1,066,470        945,217
                                             ---------     ---------        ---------      ---------
SHAREHOLDERS' EQUITY
SHARE CAPITAL AND OTHER EQUITY ITEMS.......  1,015,018     1,014,013        1,013,866        971,468
DEFICIT....................................   (315,171)     (230,353)        (151,068)       (88,236)
                                             ---------     ---------        ---------      ---------
                                               699,847       783,660          862,798        883,232
                                             ---------     ---------        ---------      ---------
                                             2,023,163     1,993,017        1,929,268      1,828,449
                                             =========     =========        =========      =========

                             GT GROUP TELECOM INC.

     SUPPLEMENTAL INFORMATION TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

               CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)

                        (thousands of Canadian dollars)

                                                            FOR THE THREE MONTHS ENDED,
                                               ------------------------------------------------------
                                               MARCH 31,    DECEMBER 31,    SEPTEMBER 30,    JUNE 30,
                                                 2001           2000            2000           2000
                                               ---------    ------------    -------------    --------
                                                   $             $                $             $
REVENUE......................................    48,526         39,924          32,167        25,558
COST OF SERVICES.............................    29,653         25,426          21,230        17,415
                                               --------       --------        --------       -------
                                                 18,873         14,498          10,937         8,143
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES...................................    43,676         41,780          38,901        30,984
                                               --------       --------        --------       -------
                                                (24,803)       (27,282)        (27,964)      (22,841)
DEPRECIATION AND AMORTIZATION................    27,745         23,385          20,241        15,447
INTEREST AND FINANCING CHARGES...............    31,416         27,543          26,488        14,488
                                               --------       --------        --------       -------
LOSS BEFORE INCOME TAXES.....................   (83,964)       (78,210)        (74,693)      (52,776)
PROVISION FOR (RECOVERY OF) INCOME TAXES.....       855          1,075         (11,861)      (26,995)
                                               --------       --------        --------       -------
LOSS FOR THE PERIOD..........................   (84,819)       (79,285)        (62,832)      (25,781)
DEFICIT -- BEGINNING OF PERIOD...............  (230,352)      (151,068)        (88,236)      (62,455)
                                               --------       --------        --------       -------
DEFICIT -- END OF PERIOD.....................  (315,171)      (230,353)       (151,068)      (88,236)
                                               ========       ========        ========       =======
LOSS PER SHARE...............................     (0.68)         (0.63)          (0.52)        (0.22)
                                               ========       ========        ========       =======
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (in thousands).................   124,965        124,882         120,256       118,376
                                               ========       ========        ========       =======

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                          QUARTER ENDED MARCH 31, 2001

                       (Figures expressed in CDN dollars)

OVERVIEW

     We continue to experience a significant amount of growth this period compared to the prior year period, therefore, the analysis of our results of operations on a year to year basis is not useful. Accordingly, we have tailored our discussion to a quarter by quarter comparison in order to provide valuable information.

     During the quarter ended March 31, 2001, we experienced strong organic growth in our business through the continued development of our own network. As at March 31, 2001, we have available approximately $753 million in funding to execute our business plan, which includes $305 million cash on hand, $328 million in available vendor financing and $120 million in available senior bank financing.

GROUP TELECOM - OUR RESULTS OF OPERATIONS

Revenue

     Total revenues increased by 21.5%, from $39.9 million to $48.5 million, from December 2000 to March 2001 quarters, respectively. The increase was driven by strong growth of 17.3% in our data and private lines, 33.2% in our voice services and 125% in our application services across all product categories. Data ports and private lines provisioned grew from 6,791 at December 2000 to 8,551 at March 2001 and from 51,037 to 57,628 respectively. Voice access lines provisioned grew from 48,435 at December 2000 to 62,633 at March 2001.

Cost of Services

     Total cost of services increased by 16.9%, from $25.4 million to $29.7 million from December 2000 to March 2001 quarter, respectively. The increase was related to large growth in revenues for the same period. Gross margin totaled $18.9 million or 38.9% of revenues compared with $14.5 million or 36.3% of revenues in the previous quarter. Our gross margin has improved as we continue to focus on selling on-net services.

Selling, general and administrative expenses

     Total selling, general and administrative expenses amounted to $43.7 million for the current quarter compared to $41.8 million for the previous quarter, representing an increase of 4.5%. Selling, general and administrative expenses as a percentage of revenues decreased from 104.6% to 90.0% from December 2000 to March 2001 quarters, respectively. As we continue to grow our business, we expect to continue to leverage off and realize the benefits from our established infrastructure.

EBITDA

     Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended March 31, 2001 was negative $24.8 million compared to negative $27.3 million for the previous quarter. Based on our current business plan, we are continuing to project reaching a positive EBITDA in the second half of 2002.

Amortization

     Amortization expenses increased by $4.3 million during the current quarter to $27.7 million compared to $23.4 million for the previous quarter, representing an increase of 18.4%. Significant additions to property, plant and equipment in connection with the deployment of our network resulted in this increase.

Interest and financing charges

     Interest and financing charges were $31.4 million for the current quarter compared to $27.6 million in the previous quarter. As we continue our network expansion interest expense increased primarily as a result of interest incurred on additional draw downs of our vendor financings.

Provision for income taxes

     We have not generated any taxable income to date and therefore have not accrued any income tax expense. We have recorded a provision for large corporations' tax in the amount of $0.8 million for the quarter.

Net loss

     As a result of the above, the net loss for the quarter ended March 31, 2001 was $84.8 million or $0.68 per share compared to $79.3 million or $0.63 per share for the quarter ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents decreased during the quarter ended March 31, 2001 primarily due to our operating requirements of $20.2 million and capital expenditures funded with cash of $41.4 million. Through our organic build we expanded the reach of our network by adding 10,470 fibre kilometers to our fibre-optic network of 250,947 fibre kilometres. Our network development is on plan and expected to grow to over 500,000 fibre kilometres by September 30, 2001.

     Increases in trade accounts receivable were due to growth in revenues. Accordingly, our trade receivables increased to $45.1 million compared to $38.8 million in December 2000. Collection of $7.7 million in commodity tax filings resulted in a reduction in our sales tax and other receivables.

     The exercise of stock options during the quarter provided cash proceeds of $1.0 million.

     Other items such as prepaid expenses, accounts payable and accrued liabilities increased from December 30, 2000 to March 31, 2001. These increases are directly related to our growth during the quarter.

     On April 12, 2001 we acquired C.1.COM Inc.'s (C1) assets and business in Atlantic Canada for $5.0 million in cash and 2,372,000 Class B non-voting shares of Group Telecom and the assumption of $22.0 million of long term debt obligations of C1.

FORWARD-LOOKING STATEMENTS

     Certain sections of this discussion contain forward-looking statements with respect to Group Telecom. These forward looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward looking statements.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GT GROUP TELECOM INC.
                                               (Registrant)

Date: May 10, 2001                                      By /s/ STEPHEN H. SHOEMAKER
                                               ----------------------------------------------
                                                            Stephen H. Shoemaker
                                                          Executive Vice-President
                                                        and Chief Financial Officer